Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-179879

Pricing Term Sheet

McKesson Corporation

Floating Rate Notes due 2015

1.292% Notes due 2017

2.284% Notes due 2019

3.796% Notes due 2024

4.883% Notes due 2044

Issuer:	McKesson Corporation
Title:	Floating Rate Notes due 2015	1.292% Notes due 2017	2.284% Notes due 2019	3.796% Notes due 2024	4.883% Notes due 2044
Size:	$400,000,000	$700,000,000	$1,100,000,000	$1,100,000,000	$800,000,000
Maturity:	September 10, 2015	March 10, 2017	March 15, 2019	March 15, 2024	March 15, 2044
Interest Payment Dates:	March 10, June 10, September 10 and December 10, commencing June 10, 2014	March 10 and September 10, commencing September 10, 2014	March 15 and September 15, commencing September 15, 2014	March 15 and September 15, commencing September 15, 2014	March 15 and September 15, commencing September 15, 2014
Spread to LIBOR:	+40 bps
Designated LIBOR page:	Bloomberg L.P. BBAM Page
Index Maturity:	3 Month LIBOR
Interest Reset Dates:	March 10, June 10, September 10 and December 10
Initial Interest Rate:	3 month LIBOR plus 0.40% determined on the second London business day prior to March 10, 2014
Coupon:	—	1.292%	2.284%	3.796%	4.883%
Benchmark Treasury:	—	UST 0.625% due 2/15/2017	UST 1.50% due 2/28/2019	UST 2.75% due 2/15/2024	UST 3.75% due 11/15/2043
Treasury Yield:	—	0.692%	1.534%	2.696%	3.633%
Spread to Benchmark Treasury:	—	+60 bps	+75 bps	+110 bps	+125 bps
Yield to Maturity:	—	1.292%	2.284%	3.796%	4.883%
Price to Public:	100.00%	100.00%	100.00%	100.00%	100.00%

Redemption:
Make Whole:	—	Treasury Rate +10 bps	Treasury Rate +15 bps	Treasury Rate +20 bps	Treasury Rate +20 bps
Par Call:	—	not applicable	not applicable	Beginning December 15, 2023, at par	Beginning September 15, 2043, at par
CUSIP:	581557 BA2	581557 BB0	581557 BD6	581557 BE4	581557 BC8
ISIN:	US581557BA29	US581557BB02	US581557BD67	US581557BE41	US581557BC84
Trade Date:	March 5, 2014
Settlement Date:	March 10, 2014 (T+3)
Pro Forma Ratio of Earnings to Fixed Charges:	The Issuer’s pro forma ratio of earnings to fixed charges, after giving effect to this offering, would have been 5.5x for the nine months ended December 31, 2013 and 5.1x for the year ended March 31, 2013.
Bookrunners:	Goldman, Sachs and Co. Merrill Lynch, Pierce, Fenner & Smith Incorporated
Senior Co-Managers:	Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc. Wells Fargo Securities, LLC
Co-Managers:	Fifth Third Securities, Inc. PNC Capital Markets LLC Rabo Securities USA, Inc. HSBC Securities (USA) Inc. Lloyds Securities Inc. TD Securities (USA) LLC U.S. Bancorp Investments, Inc.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman, Sachs & Co. toll-free at 1-866-471-2526 or Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322.

This pricing term sheet supplements the preliminary prospectus supplement dated March 5, 2014 and prospectus dated March 2, 2012.